Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen Reports Second Quarter 2018 Results

Preparations for first patient dosing on track to take place in early fall

HOLON, ISRAEL, August 1, 2018 –– Compugen Ltd. (Nasdaq: CGEN), a clinical-stage cancer immunotherapy company and a leader in predictive target discovery, today reported financial results for the second quarter ended June 30, 2018.

“The first half of 2018 has been transformational for Compugen, and we are excited to soon dose the first patient in the Phase 1 clinical trials for COM701, our lead cancer immunotherapy program,” said Anat Cohen-Dayag, Ph.D., President and CEO of Compugen. “COM701 is a first-in-class therapeutic antibody targeting PVRIG, a novel immune checkpoint originating from Compugen’s computational discovery efforts. Based on the mechanistic rationale for this newly-discovered checkpoint pathway, which ties into both the TIGIT and PD‑1 pathways, COM701 has the potential to improve the response rate in patients with refractory or relapsed disease following treatment with existing cancer immunotherapies in multiple solid tumor indications. As we believe we have the only clinical-stage product candidate targeting PVRIG, which is part of the larger TIGIT/PVRIG and PD-1 axis, Compugen has a first-mover advantage in the competitive cancer immunotherapy landscape.”

“COM701 and BAY 1905254, which are both initiating Phase 1 clinical trials in 2018, represent a key milestone for our Company. These two clinical-stage programs, along with our anti-TIGIT antibody, COM902, address new immune checkpoints that were identified purely through computational analysis. Compugen is a pioneer and leader in computational discovery, a field now receiving increasing attention in our industry. Our proven know-how in computational discovery, coupled with our integrated in-house drug development capabilities, uniquely position us in this field. We will continue to employ this core competency to generate novel drug targets and therapeutic programs for internal development and for collaboration purposes,” added Dr. Cohen-Dayag.

Paul Sekhri, Chairman of the Board, stated, “We are very pleased with Compugen’s accomplishments to date in 2018 and excited about the future prospects of the Company. In parallel with this progress, we recently added three new members to the Board of Directors, whom together with the existing members, have the breadth of experience and expertise to support and guide the Company’s future growth. Along with our strong management team, I am confident in our ability to execute our long-term strategy, continue advancing our therapeutic pipeline and achieve our corporate business goals.”

Recent highlights:
•
Investigational new drug (IND) application for COM701, a first-in-class therapeutic antibody targeting PVRIG, cleared by the U.S. Food and Drug Administration (FDA). First patient dosing in Phase 1 study for COM701 expected in early fall 2018.

•
IND application for BAY 1905254, a first-in-class therapeutic antibody targeting ILDR2 being developed under license by Bayer AG, cleared by the FDA. First patient dosing in Phase 1 study for BAY 1905254 expected in 2018 and will trigger a milestone payment to Compugen.

•	A registered direct offering with net proceeds of approximately $19.8 million concluded.
•	Three new board members appointed to the Company’s Board of Directors.

Financial Results
R&D expenses for the second quarter ended June 30, 2018, were $8.0 million, compared with $7.1 million for the comparable period in 2017. The increase in R&D expenses reflects preclinical development activities as well as expenses associated with clinical-related activities in preparation for the COM701 Phase 1 trial expected to begin later this year.

Net loss for the second quarter of 2018 was $10.2 million, or $0.19 per diluted share, compared with a net loss of $9.2 million, or $0.18 per diluted share, in the comparable period of 2017.

As of June 30, 2018, cash, cash related accounts, short-term and long-term bank deposits totaled $43.1 million, compared with $30.4 million at December 31, 2017. During the second quarter, the Company completed a registered direct offering with net proceeds of approximately $19.8 million.  The Company has no debt.

Conference Call and Webcast Information
Compugen will hold a conference call to discuss its second quarter 2018 results today, August 1, 2018, at 8:30 a.m. ET. To access the live conference call by telephone, please dial 1-888-668-9141 from the U.S., or +972-3-918-0609 internationally. The conference call will also be available via live webcast through Compugen’s website, located at the following link. In its prepared comments, management will refer to the slide found in this link. Following the live audio webcast, a replay will be available on the Company’s website (www.cgen.com).

(Tables to follow)

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive discovery infrastructure to identify novel drug targets and develop first-in-class therapeutics in the field of cancer immunotherapy. The Company’s therapeutic pipeline consists of immuno-oncology programs against novel drug targets it has discovered, including T cell immune checkpoints and myeloid target programs. Compugen’s business model is to selectively enter into collaborations for its novel targets and related drug product candidates at various stages of research and development. The Company is headquartered in Israel with R&D facilities in both Israel and South San Francisco, CA. Compugen’s ordinary shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN. For additional information, please visit Compugen's corporate website at www.cgen.com.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and describe opinions about possible future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model. Moreover, the development and commercialization of therapeutic candidates involve many inherent risks, including failure or delay to progress to clinical trials or, if they progress to or enter clinical trials, failure to receive regulatory approval. These and other factors, including the ability to finance the Company, are more fully discussed in the "Risk Factors" section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Elana Holzman
Director, Investor Relations and Corporate Communications
Compugen Ltd.
Email: elanah@cgen.com
Tel: +972 (3) 765-8124

Investor Relations contact:
Burns McClellan, Inc.
Jill Steier
 Email: jsteier@burnsmc.com
Tel: 212-213-0006

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2017	2018	2017

Revenues	-	-	10,000	-
Cost of revenues	-	-	350	-
Gross profit	-	-	9,650	-

Operating expenses
Research and development expenses	8,027	7,063	15,095	13,793
Marketing and business development expenses	319	283	697	609
General and administrative expenses	1,988	1,911	4,077	3,638
Total operating expenses	10,334	9,257	19,869	18,040

Operating loss	(10,334)	(9,257)	(10,219)	(18,040)
Financial and other income, net	141	79	130	155
Loss before taxes on income	(10,193)	(9,178)	(10,089)	(17,885)
Taxes on income	-	-	-	-
Net loss	(10,193)	(9,178)	(10,089)	(17,885)

Basic and diluted net loss per ordinary share	(0.19)	(0.18)	(0.19)	(0.35)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	52,512,259	51,131,541	52,147,364	51,131,538

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars in thousands)
	June 30,	December 31,
	2018	2017
	Unaudited	Audited
ASSETS

Current assets
Cash, cash equivalents, short-term bank deposits and restricted cash	43,090	30,438
Other accounts receivable and prepaid expenses	1,282	741
Total current assets	44,372	31,179

Non-current assets
Long-term prepaid expenses	136	110
Severance pay fund	2,563	2,810
Property and equipment, net	3,967	4,647
Total non-current assets	6,666	7,567

Total assets	51,038	38,746

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Other accounts payable, accrued expenses and trade payables	7,497	6,194
Total current liabilities	7,497	6,194

Non-current liabilities
Accrued severance pay	2,994	3,255
Total non-current liabilities	2,994	3,255

Total shareholders' equity	40,547	29,297
Total liabilities and shareholders' equity	51,038	38,746